UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENPHASE ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

29355A107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons RockPort Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 4,327,931
	6.	Shared voting power 0
	7.	Sole dispositive power 4,327,931
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) PN

1.	Names of reporting persons RockPort Capital II, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 4,327,931
	6.	Shared voting power 0
	7.	Sole dispositive power 4,327,931
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) OO

1.	Names of reporting persons Alexander Ellis, III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Janet B. James
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

1.	Names of reporting persons William E. James
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Charles J. McDermott
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

1.	Names of reporting persons David J. Prend
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Stoddard M. Wilson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,327,931
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,327,931
9.	Aggregate amount beneficially owned by each reporting person 4,327,931
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person (see instructions) IN

Item 1.

	(a)	Name of Issuer: Enphase Energy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1420 N. McDowell Blvd., Petaluma, CA 94954

Item 2.

	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if None, Residence:

(c)

Citizenship:

This Amendment to Schedule 13G is being filed on behalf of (i) RockPort Capital Partners II, L.P., a Delaware limited partnership (“RockPort”), (ii) RockPort Capital II, L.L.C., a Delaware limited liability company (“RockPort GP”), (iii) Alexander Ellis, III, an individual who is a citizen of the United States of America (“Mr. Ellis”), (iv) Janet B. James, an individual who is a citizen of the United States of America (“Ms. James”), (v) William E. James, an individual who is a citizen of the United States of America (“Mr. James”), (vi) Charles J. McDermott, an individual who is a citizen of the United States of America (“Mr. McDermott”), (vii) David J. Prend, an individual who is a citizen of the United States of America (“Mr. Prend”) and (viii) Stoddard M. Wilson, an individual who is a citizen of the United States of America (“Mr. Wilson”, and together with RockPort, RockPort GP, Ms. James and Messrs. Ellis, James, McDermott and Prend, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed by the Reporting Persons as Exhibit 1 to Schedule 13G on February 1, 2013 pursuant to which the Reporting Persons have agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 160 Federal Street, 18th Floor, Boston, MA 02110.

	(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share

	(e)	CUSIP Number: 29355A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,327,931 shares of the Issuer’s Common Stock (the “Shares”) held by RockPort, which represent beneficial ownership of approximately 10.3% of the Issuer’s Common Stock, based on 42,041,741 shares of Common Stock issued and outstanding as of October 31, 2013 as reported on the Issuer’s most recent quarterly report on Form 10-Q dated November 12, 2013.

RockPort GP, as the general partner of RockPort, has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of the Shares. RockPort GP disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that RockPort GP is the beneficial owner of the Shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Ms. James and Messrs. Ellis, James, McDermott, Prend and Wilson (the “Members”), as the managing members of RockPort GP, have shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of the Shares. The Members each disclaim beneficial ownership of the Shares except to the extent of his or her pecuniary interest therein, and this report shall not be deemed an admission that such Member is the beneficial owner of the Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

RockPort Capital Partners II, L.P.

By: RockPort Capital II, L.L.C., its General Partner

By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

RockPort Capital II, L.L.C.

By:	/s/ Janet B. James
	Name:	Janet B. James
	Title:	Managing Member

/s/ Janet B. James
Janet B. James

/s/ Janet B. James, Attorney-in-fact
Alexander Ellis III

/s/ Janet B. James, Attorney-in-fact
William E. James

/s/ Janet B. James, Attorney-in-fact
Charles J. McDermott

/s/ Janet B. James, Attorney-in-fact
David J. Prend

/s/ Janet B. James, Attorney-in-fact
Stoddard M. Wilson